UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 1, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
NYSE share code: HMY
(“Harmony” and/or “the Company”)

EXCELLENT RECOVERED GRADES AT HARMONY’S SOUTH AFRICAN UNDERGROUND MINES BOOST SECOND-QUARTER PRODUCTION

Harmony remains on track to meet full-year production guidance.

Johannesburg, 1 February 2023. Harmony is pleased to announce that total gold production for the six-month period ended 31 December 2022 of financial year 2023 (“H1FY23”) was between 720 000 ounces (22 394kg) and 745 000 ounces (23 171kg).

In line with guidance, all-in-sustaining costs (“AISC”) for H1FY23 was below R900 000/kg.

Despite the ongoing electricity shortages and supply chain disruptions, total gold production increased quarter-on-quarter. This production increase was mainly as a result of improved underground recovered grades in quarter 2 of financial year 2023 (“Q2FY23”), which were higher than the 5.45 to 5.60g/t guided earlier this year.

Harmony also received all necessary permits and approvals for the Kareerand tailings storage facility expansion at Mine Waste Solutions towards the end of Q2FY23.

Following the conclusion of the Eva Copper transaction in December 2022, feasibility studies are currently underway. This low-cost near-term copper-gold project in Northern Queensland, Australia is fully permitted and the results of the studies are expected within 12 months.

Guidance for the financial year 2023 remains unchanged at 1 400 000 to 1 500 000 ounces of gold and gold equivalents, at an AISC of below R900 000/kg. Underground recovered grade guidance also remains unchanged between 5.45 to 5.60g/t.

Harmony will be presenting at the Investing in African Mining Indaba conference in Cape Town, which takes place from 6 to 9 February 2023. This presentation will be available on the Harmony website on Monday, 6 February 2023.

The Company will publish its interim operating and financial results for the 2023 financial year on Wednesday, 1 March 2023 at 10am, South African time. Please refer to the Harmony website for more details: www.harmony.co.za.

The information contained in this guidance release has not been reviewed or reported on by the Company’s external auditors.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120 (mobile)

1 February 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 1, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director